Exhibit 99.1

VectivBio Reports Full Year 2022 Financial Results and Provides Business Update

Continued Strong Progress and Momentum Across Multiple Programs with

Key Upcoming Data Milestones Beginning Q2 2023

STARS Phase 3 Program of Apraglutide in Short Bowel Syndrome with Intestinal Failure (SBS-IF)

to Complete Enrollment this Quarter

Interim Results of STARGAZE Phase 2 Program of Apraglutide in Acute Graft Versus Host Disease

(aGvHD) on track to read out by end of Q2 2023

Cash Runway Extends More than 12 Months Beyond Anticipated Release of Topline STARS

Phase 3 Data

Management to Host Call Today at 8.00 a.m. ET

BASEL, Switzerland, April 19, 2023 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today reported financial results and provided a business update for the full year ended December 31, 2022.

“2022 was a very good year for VectivBio as we made significant progress against our R&D and corporate objectives, despite the challenging biotech environment. With respect to R&D activities, we advanced our pivotal program for apraglutide in patients with short bowel syndrome with intestinal failure (SBS-IF). This includes the Phase 3 STARS study, where we completed enrollment of the colon-in-continuity (CIC) cohort. We also made significant progress with the Phase 2 STARS Nutrition study, the first-ever dedicated clinical study in the subset of SBS-IF patients with CIC where we reported positive interim data,” said Luca Santarelli, M.D., Ph.D., Founder and Chief Executive Officer of VectivBio. “We’ve also advanced our STARGAZE proof-of-concept study in acute Graft-versus-Disease (aGvHD) achieving 50% of the enrollment target, enabling us to perform our pre-planned interim analysis by end of Q2.” said Luca Santarelli.

Dr. Santarelli went on to say, “Regarding our key corporate activities, last year we strengthened our financial position through a combination of two equity raises, the establishment of a loan facility and an important Japan licensing deal with Asahi Kasei Pharma. In total we gained access to up to $284 million in new funds and extended our cash runway to more than 12 months after our anticipated Phase 3 results”.

Dr. Santarelli continued, “Looking ahead, we see tremendous momentum in 2023, with important upcoming data readouts expected throughout the year. These include six-month data from our Phase 2 STARS Nutrition in early May, interim data from our STARGAZE study by the end of Q2 2023, as well as the completion of enrollment of the Phase 3 STARS study in Q2, which we expect will enable us to have topline data by the end of 2023. These data will position us for a filing in SBS in 2024 and further establish the broad potential of apraglutide in treating additional severe, rare gastrointestinal diseases beyond SBS. Also in 2023, we continue to execute our comprehensive launch readiness plan, with the aim of realizing the full market potential of apraglutide in SBS-IF”.

Business Update

Apraglutide: Next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal (GI) diseases where GLP-2 can play a central role in addressing disease pathophysiology, including SBS-IF and aGvHD.

Apraglutide for SBS-IF:

•

In October 2022, the Company announced positive interim data from the Company’s ongoing Phase 2 STARS Nutrition study evaluating the safety, pharmacokinetics and efficacy of apraglutide, an investigational new drug that is a next-generation, long-acting synthetic GLP-2 agonist, in adult patients with Short Bowel Syndrome with Intestinal Failure (SBS-IF) and Colon-in-Continuity (CIC). The STARS Nutrition clinical program is the first-ever study prospectively evaluating the clinical benefit of a GLP-2 agonist specifically in a CIC patient population. Patients with CIC anatomy represent over half of the total SBS-IF patient population and are underserved by current treatment options. The Company plans to present six-month data at an upcoming scientific conference in early May 2023.

•

VectivBio is conducting the STARS (STudy of ApRaglutide in SBS) Phase 3 global program studying apraglutide in patients with Short Bowel Syndrome with Intestinal Failure (SBS-IF) with 93 sites in 18 countries, including multiple sites in Japan. STARS represents the largest global Phase 3 study ever conducted in SBS-IF targeting a total of 144 patients, stratified 50/50 for Stoma and CIC anatomical subtypes, and the first Phase 3 study to prospectively evaluate safety and efficacy of a GLP-2 agonist in SBS-IF according to patient’s remnant bowel anatomy.

•

In November 2022, the Company announced the completion of enrollment of the Colon-in-Continuity (CIC) stratum of the Phase 3 STARS study. The Company has recently closed screening patients in the Stoma cohort and enrollment is expected to be completed by the end of Q2 2023. The study remains on track to have topline Phase 3 results at the end of 2023.

•

In March 2023, the Company and Asahi Kasei Pharma announced the start of a Phase 1 study in healthy Japanese adult men and women. This follows the Company’s March 2022 exclusive licensing agreement announcement with AKP to develop and commercialize apraglutide for the treatment of SBS-IF, steroid-refractory aGvHD and future indications in Japan.

Apraglutide for aGvHD:

•

In June 2022, VectivBio announced the first two patients dosed in STARGAZE, a Phase 2 clinical trial evaluating apraglutide, a next-generation, long-acting GLP-2 analog, in patients with steroid-refractory gastrointestinal (GI) acute Graft-versus-Host Disease (aGvHD), a life-threatening condition that occurs when immune cells from the donor attack a recipient’s healthy cells after an allogeneic hematopoietic stem cell transplant (HSCT).

•	The Company has now enrolled 50% of the patients necessary for the pre-specified interim analysis and remains on track to report interim data by the end of Q2 2023.

•	Apraglutide previously received orphan drug designation from the FDA for the prevention of aGvHD in June 2021.

Comet Platform: Modular, small molecule platform applying innovative chemistry to address severe Inherited Metabolic Diseases (IMDs) in pediatric populations with a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”).

•

VectivBio is continuing IND-enabling studies for VB-1197, the first candidate from the Comet platform, with the goal of studying it for the treatment of methylmalonic acidemia (MMA) and propionic acidemia (PA).

Corporate Updates:

•

In March 2022 the company announced the closing of an exclusive license agreement with Asahi Kasei Pharma (AKP). Under the terms of the deal, AKP made an upfront cash payment of approximately $30 million ($5 million of which was the first installment of development cost-sharing), and VectivBio is eligible for $8 million in further installment of development cost-sharing and for up to $164 million milestone payments upon the achievement of certain development, regulatory and commercial milestone events*. VectivBio is also eligible to receive tiered, double-digit, escalating royalties on sales of apraglutide in Japan.

•

In March 2022, the Company established a loan facility with Kreos Capital granting the company access up to EUR equivalent of up to $75 million, of which the Company drew down EUR equivalent of $10 million in 2022.

•	In June 2022, the Company executed a combined $54 million private placement and public offering.

•	In October 2022, the Company completed a $125 million public offering.

Full Year 2022 Financial Results

•

Revenue from contracts with customers: The revenue from contracts with customers of $27.3 million for the year ended December 31, 2022, relates to the revenue recognized for the transfer of the right to the use of the apraglutide intellectual property in Japan and for conducting development activities in relation to the Partnering Agreement with AKP.

•

Research and development expenses: Research and development expenses were $74.0 million for the year ended December 31, 2022, as compared to $50.2 million for year ended December 31, 2021. The increase of $23.8 million year-over-year was primarily due to an increase of clinical and manufacturing expenses of $16.1 million related to the progress made on our Phase 3 STARS study and the Phase 2 STARS Nutrition study of apraglutide in SBS-IF and the STARGAZE proof-of-concept study in Acute Graft-Versus-Disease (aGvHD) and the advancement of our dual-chamber syringe project and other technical and manufacturing activities; an increase of $0.9 million of employee expenses primarily caused by the increase in the payroll expenses of $2.2 million driven by an increase in employee headcount partially offset with the decrease of the non-cash share-based compensation of $1.3 million and; the impact of $6.9 million related to revaluation gain of contingent liabilities in 2021.

*	Using exchange rates as of March 30, 2022, the effective date of the AKP License Agreement

•

General and administrative expenses: General and administrative expenses were $33.9 million for the year ended December 31, 2022, compared to $36.5 million for the year ended December 31, 2021. The decrease of $2.6 million year-over-year was mainly attributable to a decrease in employee expenses of $5.4 million primarily caused by a decrease of the non-cash share-based compensation of $6.8 million partially offset with an increase in the payroll expenses of $1.4 million driven by an increase in employee headcount and an increase in professional services expense of $2.1 million, mainly due to corporate activities.

•

Net Loss: Net loss attributable to ordinary shareholders for the year ended December 31, 2022, was $93.7 million, or per basic and diluted share of $2.12. This compares with a net loss of $87.0 million, or per basic and diluted share of $3.23, for the year ended December 31, 2021.

•

Cash Position: Cash and cash equivalents were $221.4 million as of December 31, 2022, compared to $102.7 million as of December 31, 2021. Based upon our current operating plan, we estimate that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2025.

Announcement of the Annual General Meeting of Shareholders of VectivBio

The board of directors of VectivBio has resolved to hold the annual general meeting of shareholders of VectivBio (the AGM) on June 1, 2023, at 03:00 p.m. CEST / 09:00 a.m. EDT, at Memox, Elisabethenstrasse 15, 4051 Basel, Switzerland.

The invitation, together with the proposals and further details on the AGM, will be published in due course.

Conference Call Details

The Company will discuss these results on a call today, April 19, 2023, at 8:00 a.m. ET.

The call will be accessible under Events and Presentations in the Investors & Media section of VectivBio’s website at ir.vectivbio.com. An archived replay of the call will be available on VectivBio’s website approximately two hours after the conference call and will be available for 30 days following the call.

About VectivBio AG

VectivBio (Nasdaq: VECT) is a global clinical-stage biotechnology company focused on transforming the lives of patients with severe rare conditions. Our lead product candidate is apraglutide, a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and acute Graft-versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Forward Looking Statements:

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the Company’s expected financial runway, the prospects of apraglutide and the Comet platform, as well as potential initiation and progress of, and timing of upcoming data readouts from, the Company’s clinical trials. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to those related to clinical, scientific, regulatory and technical developments and those inherent in the process of developing and commercializing product candidates that are safe and effective for use as human therapeutics; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report for the year ending December 31, 2021 on Form 20-F filed with the Securities and Exchange Commission on April 7, 2022. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contact:

Patrick Malloy

VectivBio SVP, Investor Relations

Patrick.malloy@vectivbio.com

VectivBio Holding AG

Consolidated statements of operations and other comprehensive loss

	For the year ended December 31,
In thousands of United States dollars (“USD”)	2022	2021	2020
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue from contracts with customers	27.341	—	—
Research and development expenses	(73.953)	(50.180)	(43.035)
General and administrative expenses	(33.912)	(36.536)	(14.226)

Operating loss	(80.524)	(86.716)	(57.261)
Financial income	676	—	1
Financial expense	(3.164)	(36)	(1.118)
Foreign exchange differences, net	(10.616)	(193)	(1.565)

Loss before income taxes	(93.628)	(86.945)	(59.943)
Income taxes	(107)	(64)	—

Net loss	(93.735)	(87.009)	(59.943)
OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	1.439	457	(858)

Total items that will not be reclassified subsequently to profit or loss	1.439	457	(858)
Exchange differences arising on translation of foreign operations	7.268	853	801

Total items that may be reclassified subsequently to profit or loss	7.268	853	801

Total other comprehensive loss, net of income tax	8.707	1.310	(57)

Total comprehensive loss	(85.028)	(85.699)	(60.000)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	(2,12)	(3,23)	(6,24)

VectivBio Holding AG

Consolidated statements of financial position

	As of December 31,
In thousands of USD	2022	2021	2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	19	51	173
Goodwill	923	925	901
Intangible assets	25.230	25.122	21.758
Right-of-use assets	159	291	114
Financial assets	61	61	64

Total non-current assets	26.392	26.450	23.010

CURRENT ASSETS
Other current receivables	1.430	777	963
Other current assets	3.361	6.597	6.417
Cash and cash equivalents	221.416	102.707	40.172

Total current assets	226.207	110.081	47.552

Total assets	252.599	136.531	70.562

EQUITY AND LIABILITIES
EQUITY
Share capital	3.499	1.935	1.408
Treasury shares	(805)	(35)	(38)
Reserves	418.439	246.815	101.933
Accumulated losses	(207.765)	(132.716)	(71.065)

Total equity	213.368	115.999	32.238

NON-CURRENT LIABILITIES
Borrowings	10.302	—	—
Warrant liability	2.055	—	—
Lease liabilities	23	158	4
Net pension liabilities	2.110	3.190	3.557

Total non-current liabilities	14.490	3.348	3.561

CURRENT LIABILITIES
Contingent consideration liabilities	—	—	19.140
Trade payables	1.803	8.595	9.490
Accrued expenses	20.037	8.339	5.247
Deferred revenue	2.114	—	—
Other current liabilities	650	116	774
Lease liabilities	137	134	112

Total current liabilities	24.741	17.184	34.763

Total liabilities	39.231	20.532	38.324

Total equity and liabilities	252.599	136.531	70.562